ICZOOM GROUP INC.

June 21, 2022

Mr. Donald Field
Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	ICZOOM Group Inc.

Amendment No. 9 to Registration Statement on Form F-1

Filed June 10, 2022

File No. 333-259012

Dear Mr. Field:

This letter is in response to the letter dated June 15, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to ICZOOM Group Inc. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. The amendment to Registration Statement on Form F-1 (the “Registration Statement”) is being filed to accompany this letter.

Amendment No. 9 to Registration Statement on Form F-1

Permission Required from the PRC Authorities for the Company’s Operation and to Issue
Our Class A Ordinary Shares to Foreign Investors, page 10

1.	We note your response to comment 1 and reissue in part. Please refer to the first paragraph. The disclosure here should not be limited to only “permits” and “approval certificates.” Please make appropriate revisions to your disclosure so that it covers all permissions and approvals from Chinese authorities or agencies required to operate your business. The disclosure should state affirmatively whether the company and its subsidiaries have received all requisite permissions and approvals and whether any permissions or approvals have been denied.

Response: In response to the Staff’s comments, we revised our disclosued on page 10 of the Registration Statement.

Exhibits

2.	Please refer to Section C(6) of Exhibit 99.7. Please revise the referenced opinion paragraph to cover all “Governmental Authorizations.” In this regard, we note that the revised opinion paragraph limits the provided opinion related to business operations to only “permits” or “approval certificates.” Please revise to remove this inappropriate limitation.

Response: In response to the Staff’s comments, we have filed the consent of Han Kun Law Offices, our PRC counsel, as Exhibit 23.4 of the Registration Statement and their revised legal opinion as Exhibit 99.7, respectively.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

[Signature Page Follows]

Address: Room 102, Technology Building, International e-Commerce Industrial park, 105Meihua Rd,
Futian District, Shenzhen

By:	/s/ Lei Xia
Lei Xia
Chief Executive Officer

Arila Zhou, Esq.
Robinson & Cole LLP

[signature page to the SEC response letter]

Address: Room 102, Technology Building, International e-Commerce Industrial park, 105Meihua Rd,
Futian District, Shenzhen